SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

EEX Corporation
(Name of Issuer)

Common Stock
Par Value $0.01 per Share

(Title of Class of Securities)

26842V207
(CUSIP Number)

August 30, 2001
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13G
CUSIP No. 26842V207		Page 2 of 7 Pages
1		NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Calm Waters Partnership 39-6220593
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin, USA
Number of Shares Beneficially Owned by Each Reporting Person	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,129,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,129,400
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,129,400
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.01%
12		TYPE OF REPORTING PERSON PN

13G
CUSIP No. 26842V207		Page 3 of 7 Pages
1		NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Richard S. Strong
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin, USA
Number of Shares Beneficially Owned by Each Reporting Person	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,129,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,129,400
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,129,400
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.01%
12		TYPE OF REPORTING PERSON IN

13G
CUSIP No. 26842V207	Page 4 of 7 Pages

Item 1(a).	Name of Issuer
EEX Corporation
Item 1(b).	Address of Issuers Principal Executive Offices
EEX Corporation 2500 CityWest Boulevard Suite 1400 Houston, Texas 77042 USA
Item 2(a). Item 2(b). Item 2(c).	Name of Person Filing Address of Principal Business Office Citizenship

Calm Waters Partnership
(together with Richard S. Strong,
the "Reporting Persons")
c/o Richard S. Strong,
General Partner
100 Heritage Reserve
Menomonee Falls
Wisconsin 53051
(414) 359-3400
A Wisconsin general partnership

Richard S. Strong 100 Heritage Reserve Menomonee Falls Wisconsin 53051 (414) 359-3400 U.S. Citizen

Calm Waters Partnership is a private investment fund owned by Mr. Strong and family members.

13G
CUSIP No. 26842V207	Page 5 of 7 Pages

Item 2(d).	Title of Class of Securities
Common Stock Par Value $0.01 per share.
Item 2(e).	CUSIP Number
26842V207
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A
If this statement is filed pursuant to Rule 13d-1(c), check this box: X
Item 4.	Ownership.
(a) Amount beneficially owned:
See responses to Item 9 of the cover pages
(b) Percent of Class:
See responses to Item 11 of the cover pages
(c) Number of shares as to which such persons have:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: See responses to Item 6 of the cover pages.
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 of the cover pages.
Item 5.	Ownership of Five Percent or Less of a Class.
N/A

13G
CUSIP No. 26842V207	Page 6 of 7 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
N/A
Item 8.	Identification and Classification of Members of the Group.
N/A
Item 9.	Notice of Dissolution of Group.
N/A
Item 10.	Certifications.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 6, 2001	/s/ Richard S. Strong Richard S. Strong

Calm Waters Partnership
Dated: September 6, 2001	By: /s/ Richard S. Strong Richard S. Strong General Partner

Exhibit A

JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of EEX Corporation, and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 6th day of September, 2001.
Dated: September 6, 2001	/s/ Richard S. Strong Richard S. Strong

Calm Waters Partnership
Dated: September 6, 2001	By: /s/ Richard S. Strong Richard S. Strong General Partner